Exhibit 99.1

Granite Creek Underground Drilling Intersects High-Grade Gold Mineralization

Highlight results include 16.0 g/t Au over 33.9 m and 24.4 g/t Au over 14.6 m

Reno, Nev., Aug. 3, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce continued positive results from the ongoing underground drill program at the Company's Granite Creek Mine Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The 2022 underground drill program at Granite Creek is focused on delineating mineralization for mining and upgrading and expanding resources. In the upper parts of the mine, high-grade gold mineralization is being defined in the Otto/Adam Peak/Range Front horizons, while from the lower levels drilling is focused on defining mineralization in the Ogee Zone that is expected to be the primary zone in the near future (see Figure 1).

Highlight new results from 2022 underground drilling:

  8.6 g/t Au over 10.3 m (0.25 oz/ton Au over 33.7 feet) in hole iGU22-17 – Ogee Zone
  18.4 g/t Au over 9.1 m (0.54 oz/ton Au over 30.0 feet) in hole iGU22-18 – Otto Zone
  13.8 g/t Au over 5.7 m (0.40 oz/ton Au over 18.8 feet) in hole iGU22-26 – Range Front Zone
  24.4 g/t Au over 14.6 m (0.71 oz/ton Au over 48.0 feet) in hole iGU22-30 – Adam Peak Zone
  26.4 g/t Au over 5.0 m (0.77 oz/ton Au over 16.4 feet) in hole iGU22-42 – Ogee Zone
  23.1 g/t Au over 5.0 m (0.67 oz/ton Au over 16.4 feet) in hole iGU22-43 – Ogee Zone
  16.0 g/t Au over 33.9 m (0.47 oz/ton Au over 111.3 feet) in hole iGU22-45 – Ogee Zone

The underground zones at Granite Creek will be included in a resource update following the 2022 program that is expected to comprise approximately 30,000 meters of drilling from both surface, focused on the South Pacific Zone, and the underground Ogee, Otto and Adams Peak Zones. Table 1 provides a complete summary of new results from the 2022 underground drilling program.

The company is currently mining a bulk sample from the underground zones to deliver an initial 10,000 tons to Nevada Gold Mines' nearby Twin Creeks Mine (See Figure 2) for a metallurgical test, as per the processing agreement, which will allow for the deposit to be developed and ramped up for continuous mining.

"The drill program continues to define high-grade mineralization over substantial widths, particularly within the Ogee Zone that remains open for expansion at depth", stated Tyler Hill, Senior Geologist of i-80.

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada. High-grade mineralization occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 2); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Table 1 – Summary of New Assay Results from 2022 Underground Drilling

		2022 Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Zone	Type		From (m)	To (m)		Length (m)	Au (g/t)
iGU22-17	Ogee	Core		178.7	192.0		13.4	7.5
Incl.		Core		181.1	191.4		10.3	8.6
iGU22-18	Otto	Core		69.5	78.6		9.1	18.4
iGU22-19	Otto	Core		51.5	53.3		1.8	5.2
iGU22-20	Ogee	Core		190.0	193.2		3.3	9.1
And	Otto	Core		308.8	312.7		4.0	8.3
And	Adam Peak	Core		331.8	334.1		2.3	5.3
And	Adam Peak	Core		342.4	345.3		2.9	8.2
And	Range Front	Core		352.3	353.3		1.0	17.9
iGU22-21	Otto	Core		Hole lost before target				NSI
iGU22-22	Otto	Core		64.0	64.9		0.9	6.0
iGU22-23	Range Front	Core		48.2	49.2		1.0	7.5
iGU22-24	Ogee	Core		144.2	147.2		3.0	19.8
iGU22-25	Otto	Core						NSI
iGU22-26	Otto	Core		59.4	61.6		2.1	11.1
And	Range Front	Core		111.3	117.0		5.7	13.8
Incl.		Core		111.3	113.9		2.6	23.4
iGU22-27	Ogee							NSI
iGU22-28	Otto	Core		26.8	28.7		1.8	8.8
And	Adam Peak	Core		72.8	75.9		3	7.4
And	Range Front	Core		104.8	107.8		3.0	4.9
And	Range Front	Core		115.5	116.6		1.1	19.5
iGU22-29		Core						NSI
iGU22-30	Linehole	Core		91.1	94.9		3.7	7.8
And	Linehole	Core		98.0	99.2		1.2	6.8
And	Ogee	Core		155.8	158.8		3.0	27.9
And	Otto	Core		251.0	258.0		7.0	7.0
And	Adam Peak	Core		296.9	311.5		14.6	24.4
iGU22-31	Otto	Core						NSI
iGU22-32	Otto	Core						NSI
iGU22-33	Range Front	Core		78.6	82.4		3.8	5.7
And	Range Front	Core		101.5	103.0		1.5	7.9
iGU22-34	Otto	Core						NSI
iGU22-35	Otto	Core						NSI
iGU22-36	Ogee	Core		Hole lost before target				NSI
iGU22-37	Otto	Core						NSI
iGU22-38	Range Front	Core		82.6	84.0		1.4	8.3
iGU22-39	Range Front	Core		89.5	92.8		3.4	6.4
iGU22-40	Range Front	Core		92.9	93.9		1.0	3.9
iGU22-41		Core		Assays Pending
iGU22-42	Ogee	Core		177.7	182.7		5.0	26.4
iGU22-43	Ogee	Core		84.6	89.6		5.0	23.1
And	Ogee	Core		97.8	99.8		2.0	9.0
iGU22-43B		Core		Assays Pending
iGU22-44	Ogee	Core		175.6	181.1		5.5	12.3
And	Ogee	Core		195.7	197.3		1.6	20.0
And	Ogee	Core		205.0	206.5		1.6	12.9
iGU22-45	Ogee	Core		152.6	186.5		33.9	16.0
iGU22-46	Ogee	Core		281.3	283.9		2.6	39.5

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGU22-17	478249	4554071	1453	326	-55
	iGU22-18	478070	4554189	1388	010	-48
	iGU22-19	478070	4554189	1388	351	-64
	iGU22-20	478249	4554070	1453	340	-55
	iGU22-21	478068	4554187	1387	240	-32
	iGU22-22	478069	4554187	1387	289	-84
	iGU22-23	478066	4554187	1388	273	-17
	iGU22-24	478249	4554070	1453	336	-64
	iGU22-25	478066	4554187	1388	273	-20
	iGU22-26	478164	4554216	1400	290	-57
	iGU22-27	478249	4554071	1453	349	-56
	iGU22-28	478103	4554242	1415	331	-21
	iGU22-29	478103	4554242	1415	331	-4
	iGU22-30	478249	4554070	1453	329	-67
	iGU22-31	478103	4554241	1415	321	-7
	iGU22-32	478102	4554241	1415	316	-19
	iGU22-33	478103	4554243	1416	340	-5
	iGU22-34	478103	4554243	1415	342	-13
	iGU22-35	478103	4554243	1417	308	-7
	iGU22-36	478250	4554071	1453	342	-70
	iGU22-37	478105	4554239	1415	308	-26
	iGU22-38	478106	4554241	1416	319	6
	iGU22-39	478102	4554242	1418	320	22
	iGU22-40	478103	4554242	1418	326	26
	iGU22-41	478250	4554071	1453	332	-51
	iGU22-42	478251	4554071	1453	352	-50
	iGU22-43	478250	4554070	1453	350	-63
	iGU22-43B	478250	4554070	1453	345	-64
	iGU22-44	478249	4554071	1453	358	-51
	iGU22-45	478251	4554071	1454	003	-37
	iGU22-46	478251	4554070	1453	005	-71

Figure 1 – Cross Section View (CNW Group/i-80 Gold Corp)

475000
480000
485000
Twin Creeks Mine
(NGM)
Getchell fault
Turquoise Ridge Mine
(NGM)
Granite Creek Mine
(i-80 Gold)
Range front fault
4565000
4560000
4555000
4550000
Property Boundary
Geology
Granodiorite
Upper Plate - Undf
Comus
Preble
N
0
2 km

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analyzed using Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

www.i80gold.com

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 03-AUG-22